

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2015

David G. Dehaemers, Jr.
President and Chief Executive Officer
Tallgrass Energy GP, LP
4200 West 115th Street
Suite 350
Leawood, Kansas 66211

> **Re: Tallgrass Energy GP, LP**
> **Registration Statement on Form S-1**
> **Filed February 24, 2015**
> **File No. 333-202258**

Dear Mr. Dehaemers:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please update the prospectus with details of your March 1, 2015 acquisition of a one-third interest in Tallgrass Pony Express Pipeline, LLC.

Summary

3. Please revise this section, minimizing or eliminating duplicative disclosures. Your summary should provide a brief overview of the key aspects of the offering and should avoid disclosure repeated elsewhere that does not enhance the quality of the information. Please refer to Section II(A)(3)(c) of Securities Act Release No. 33-6900, Item 503(a) of Regulation S-K, and Note 4 to Securities Act Rule 421.

Summary

Tallgrass Energy GP, LP, page 1

4. We note your presentation of the aggregate quarterly cash distribution to you from Tallgrass Equity, LLC, which assumes approximately 49 million common units outstanding as of January 26, 2015. The disclosure on page 170 appears to indicate that Tallgrass Energy Partners, LP recently completed an equity offering and now has approximately 59 million common units outstanding. Please tell us why you believe this disclosure is meaningful to investors as it appears that it would no longer reflect what you would receive from Tallgrass Equity, LLC and if you considered providing pro forma aggregate quarterly cash distribution information which assumes approximately 59 million Tallgrass Energy Partners, LP common units outstanding. Please also disclose that this is not a reflection of the amount of cash distributions you would make to your investors due to cash requirements at Tallgrass Equity, LLC and by you.

5. In the third full paragraph of page 2, you indicate that you have exposure to "some of the most important basins and high-consumption regions for natural gas and crude oil in the U.S." Please disclose your basis for the descriptive term "most important." If based on management's belief, please indicate this is the case and include a basis for that belief.

6. We note you disclosed the non-GAAP measure quarterly Adjusted EBITDA on page 3. Please tell us why you are comparing second quarter 2013 to fourth quarter 2014 and if there are any seasonal fluctuations in your business that would impact this comparison. Please also tell us where you have provided the disclosures related to non-GAAP measures including a reconciliation to the most directly comparable GAAP measure as required by Item 10(e) of Regulation S-K.

7. Explain to us and revise to disclose why you anticipate available deductions will offset your taxable income for each of the periods ending December 31, 2015, 2016 and 2017. Further, please explain to us why you elected to be taxed as a C Corporation for U.S. federal income tax purposes. In this regard, an overview of the substantive reasons for this election would facilitate our review.

Historical Growth in Quarterly TEP Cash Distributions, page 3

8. Please clearly and prominently indicate next to the table you present here and elsewhere in the prospectus that the amounts and increases associated with Tallgrass Energy Partners, LP's historical distributions are not necessarily indicative of its future ability to distribute similar amounts or continue to increase such amounts.

Hypothetical Annualized TEP Distributions to Tallgrass Equity, page 4

9. Please revise this chart, providing a more balanced presentation of the potential decrease in distributions. Should this chart appear in multiple places in your amendment, please make these same changes in every instance.

10. Please revise the note to this chart to indicate that the chart also assumes an increase in Tallgrass Energy Partners, LP's distributable cash sufficient to offset the distribution reduction that would otherwise occur upon the inclusion in the total share count of (i) the 10,000,000 shares issued in connection with the "TEP Equity Offering" and (ii) any future issuance of additional common units. Should this chart appear in multiple places in your amendment, please make these same changes in every instance.

11. Please lower the hypothetical amounts attributable to the incentive distribution rights in this chart, bringing them in line with your anticipated modifications or reductions to the incentive distribution rights, if known. We note your disclosure on page 27 that you anticipate potential reductions to the incentive distribution rights in connection with Tallgrass Energy Partners, LP's execution of its business plan in which cash-intensive accretive acquisitions and capital projects feature prominently. Should this chart appear in multiple places in your amendment, please make these same changes in every instance.

Hypothetical Annualized TEP Distributions to Tallgrass Equity, page 5

12. If Tallgrass Equity, LLC's ownership of common units remains at the level you indicate in the note to this chart, please tell us how the hypothetical distributions paid to Tallgrass Equity, LLC increases when the number of outstanding common units increases.

13. Please disclose, if true, that the hypothetical distributions shown assume an increase in Tallgrass Energy Partners, LP's distributable cash sufficient to offset the distribution reduction that would otherwise occur upon the issuance of the depicted additional common units. Should this chart appear in multiple places in your amendment, please make these same changes in every instance.

14. Similar to comment 11 above, if appropriate, please lower the portion of the distribution allocated to the incentive distribution rights. Should this chart appear in multiple places in your amendment, please make these same changes in every instance.

15. We note your disclosure in the first full paragraph at the top of page 6 where you discuss the various ways in which you may facilitate Tallgrass Energy Partners, LP's growth activities. Here and elsewhere in your prospectus where you state as much, please also indicate that Tallgrass Equity, LLC will receive the proceeds of this offering and that you do not intend to facilitate Tallgrass Energy Partners, LP's growth activities with the proceeds of this offering, if true.

Organizational Structure, page 12

16. In the organizational chart, please indicate that the Exchange Right Holders are Kelso, EMG, Tallgrass KC, and other persons. We note that you have these entities listed in the defined term "Exchange Right Holders" on page v.

Our and TEP's Management, page 14

17. In this section please disclose, if true, that the Exchange Right Holders control Tallgrass Development GP, LLC. Include a description of the ability of the Exchange Right Holders to appoint Tallgrass Development GP, LLC's board members. Should this section appear in multiple places in your amendment, please make these same changes in every instance. Please also add a risk factor discussing the ramifications of this control and update the "Conflicts of Interest and Fiduciary Duties–Potential for Conflicts" section on page 178 to discuss the ramifications of this control.

18. In third paragraph on page 15, please disclose the anticipated amount of reimbursable expenses you disclose on page 138. Please disclose this amount when discussing Tallgrass Equity, LLC's reimbursement obligations elsewhere in the prospectus.

Use of Proceeds, page 73

19. Please describe the method used to determine the price paid for the "Acquired TEP Units." Please refer to Instruction 5 of Item 504 of Regulation S-K.

Dilution, page 76

20. We note your disclosure on the cover page of the prospectus that net tangible book value excludes a deferred tax asset and also discloses what dilution would have been including the deferred tax asset. Please tell us and clarify if in the dilution table on page 76 you intend to include or exclude deferred tax assets. Please further explain to us to what the deferred tax assets relate and why you believe your treatment of deferred tax assets is appropriate.

Our Cash Distribution Policy and Restrictions on Distributions

Restrictions and Limitations on Our Cash Distribution Policy, page 77

21. In the first bullet point on page 78, please disclose, as you have in the last paragraph of this page, that Tallgrass Energy Partners, LP's general partner has established cash reserves. Please also disclose the current amount of those reserves and current amount of any shortfall in those reserves. Please make the same changes in the last paragraph on page 78.

22. In the second bullet point on page 78, please disclose whether your general partner has established, or plans to establish, reserves; disclose the current or planned amount of those reserves; and disclose the amount of any shortfall in those reserves after the offering.

Tallgrass Energy GP, LP

Unaudited Pro form Cash Available for Distribution, page 83

23. Please clarify and revise footnote (d) on page 84 to explain further how the earnings and distributions of Pony Express are allocated between Tallgrass Energy Partners, LP and the noncontrolling interests.

24. Please provide a footnote explaining the assumptions used in calculating your income tax amount.

Estimated Minimum Cash Available for Distribution by TEP Based on Estimated Minimum TEP Adjusted EBITDA (Unaudited), page 87

25. We note that you provide estimated cash available for distribution by Tallgrass Energy Partners, LP for the twelve months ended June 30, 2016. Considering there is currently a six-month gap between the end of the historical audited financial statement period of Tallgrass Energy Partners, LP and the beginning of the projected pro forma period, please tell us how you determined it was appropriate to present projections for the twelve months ended June 30, 2016. In all future amendments, please disclose whether there are any events that have occurred or are expected to occur during the gap period which would cause the results or cash flows of the projected pro forma period to materially change.

26. Explain to us and clarify if your interest expense and cash interest cost assumes the additional borrowings to finance your expansion capital expenditures.

27. Explain to us why there is no change in the cash interest expense amount of $4.1 million for the twelve month forecast period ended June 30, 2016 from the year end December

31, 2014 for Tallgrass Equity, LLC. If you do not anticipate additional borrowings in the forecast period then please state this.

Assumptions and Considerations Related to the Estimated Minimum Cash Available for Distribution by Tallgrass Equity Based upon Estimated Minimum TEP Adjusted EBITDA

Crude Oil Transportation & Logistics Segment Adjusted EBITDA, page 90

28. Please tell us and disclose the reasons why you are assuming the Pony Express System will have average firm contracted capacity of approximately 286,413 bbls/d and average walk-up volumes of 14,250 bbls/d during the forecast period.

Processing & Logistics Segment Adjusted EBITDA, page 90

29. We have read your risk factor disclosure on page 41 with respect to declining natural gas prices and how such declines may result in lower realizations on your percentage of proceeds contracts. Please revise your disclosure, either here or in another appropriate place, to explain why Tallgrass Energy Partners, LP does not currently hedge their exposure in these contracts and if it has any plans to do so in the future. Further, advise us if a sensitivity analysis could be performed which would provide investors insight into how changes in the price of natural gas impact your profitability under these contracts. In this regard, if a sensitivity analysis can be performed then advise us if plan on updating your revenue recognition critical accounting policy on page 126.

Cost of Sales and Transportation Services, page 91

30. Please explain in more detail your assumption related to decreases in cost of sales and transportation services and the increases in operations and maintenance expenses and general and administrative expenses. In this regard, please address why you expect that revenue from the Pony Express pipeline will almost double but expenses will only increase in moderate amounts or decrease.

Tallgrass Equity Interest Expense, page 92

31. Please disclose the basis for the assumed interest rate on Tallgrass Equity, LLC's revolving credit facility.

How We Make Cash Distributions

Other Sources of Available Cash, page 94

32. In the last bullet point of this section, please disclose the actual amounts of established reserves, the anticipated amounts of planned reserves, and the amount of any shortfall in those reserves after the offering.

Selected Historical Financial Data, page 96

33. Please provide to us your accounting analysis which supports reflecting your ownership interest in Tallgrass Equity, LLC on a consolidated basis. Please summarize for us how you concluded consolidation was appropriate under the accounting literature in ASC 810. In this regard, we note the Exchange Right Holders will own a significant non-controlling interest in Tallgrass Equity, LLC.

34. We note that in connection with the completion of this offering you will issue Class B shares to the Exchange Right Holders and these shares can be exchanged into Class A shares. Please explain to us why the Class B shares were not considered dilutive for purposes of calculating pro forma diluted earnings per share.

Management's Discussion and Analysis, page 98

35. Please revise this section, limiting it to the discussion and analysis of the financial statements and other data that you believe will enhance a reader's understanding of your financial condition, changes in financial condition, and results of operations, all as contemplated by Item 303 of Regulation S-K. In particular we note that the "Overview-Introduction" section is repeated in the "Our Business" section and that the following sections are repeated elsewhere in the prospectus or have little bearing on your financial condition, changes in financial condition, and results of operations: "Tallgrass Energy Partners, LP," "Emerging Growth Company," and "Overview of TEP's Operations."

Critical Accounting Policies and Estimates, page 126

36. Please note that the accounting policy notes in the financial statements should generally describe the method you use to apply an accounting principle; whereas the discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please include an analysis, to the extent material, of factors such as how you arrived at critical estimates, how accurate the estimate has been in the past, how much the estimate has changed in the past, and whether the estimate is reasonably likely to change in the future. In addition, your disclosure should address sensitivity of the estimate to change based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No 34-48960.

Certain Related Party Transactions

Exchange Right, page 172

37. In this section, please disclose the timing and the circumstances under which the "Exchange Right Holders" can exchange shares.

Unaudited Tallgrass Energy GP, LP Pro Forma Condensed Consolidated Financial Statements, page F-2

38. Please revise your equity section to disclose the number of shares authorized and outstanding by class on a pro forma basis. In this regard, we note the anticipated equity structure includes Class B shares. Reference is made to SAB Topic 4:F.

39. Please tell us why you have not presented a pro forma net income per share for Class B shares. Please tell us your consideration of ASC 260-10-45-60B(d).

40. We note the pro forma financial statements give effect to Tallgrass Equity, LLC's entry into a new revolving credit facility. Rule 11-02(b)(6) of Regulation S-X requires that pro form adjustments give effect to events that are factually supportable. Please tell us if you expect to finalize this agreement prior to requesting effectiveness. To the extent you do not expect to finalize the agreement prior to requesting effectiveness, please tell us how you intend to ensure that this adjustment meets the factually supportable criteria. Once finalized, please revise your pro forma financial information, as well as disclosures throughout the filing, to give effect to the final terms of Tallgrass Equity, LLC's new revolving credit facility prior to effectiveness.

41. We note your disclosure that the effect of a 0.125% variance in interest rate on pro forma interest expense would have been approximately $188,000 million annually. This appears quite large in comparison to your estimated amount of debt and interest expense. Please revise or explain your assumptions in more detail.

42. Refer to your income tax expense pro forma adjustment (j). Please explain to us and clarify how you calculated the pro forma income tax expense adjustment using an effective tax rate of 37%. Further, clarify for your inventors in plain English the meaning of your statement in adjustment (j), "The effective tax rate was applied to income adjusted to eliminate losses from subsidiary investments included in equity accounting but not properly allocable to TEGP for income tax purposes." Lastly, clarify for investors the amount of income which will be allocable to you for income tax purposes and how such amount is determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Lisa Sellars, Staff Accountant, at 202-551-3348 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 or me at 202-551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Mollie Duckworth, Esq.